June 6, 2019

Gary A. Simanson
President and Chief Executive Officer
Thunder Bridge Acquisition II, LTD
9912 Georgetown Pike, Suite D203
Great Falls, Virginia 22066

       Re: Thunder Bridge Acquisition II, LTD
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted May 29, 2019
           CIK No. 0001769318

Dear Mr. Simanson:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted May 29,
2019

Report of Independent Registered Public Accounting Firm, page F-2

1. Please revise to include a report of the independent registered public accounting firm indicating that their audit was conducted in accordance with the standards of the PCAOB, rather than only the auditing standards. Refer to the guidance in paragraph .09 of AS
       3101.
 Gary A. Simanson
Thunder Bridge Acquisition II, LTD
June 6, 2019
Page 2

        You may contact Linda Cvrkel at 202-551-3813 or Rufus Decker, Accounting Branch
Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-
3356 with any other questions.



                                                          Sincerely,

FirstName LastNameGary A. Simanson                        Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
Comapany NameThunder Bridge Acquisition II, LTD
                                                          Mining
June 6, 2019 Page 2
cc:       Stuart Neuhauser, Esq.
FirstName LastName